Item 77Q3

On February 20, 2001, the Board of Trustees approved a plan of liquidation with respect to the Global Equity Fund. The Plan of liquidation provides that on or about March 30, 2001, the Global Equity Fund will liquidate all of its assets and distribute the proceeds pro rata to all remaining shareholders.